SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pinnacle Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

723456109
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723456109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,637,983 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,637,983 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,637,983 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 723456109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,637,983 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,637,983 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,637,983 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 723456109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,637,983 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,637,983 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,637,983 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 723456109	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.10 par value (the "Common Stock") of Pinnacle Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Item 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed by: (i) Orange Capital, LLC, a Delaware limited liability company ("Orange Capital"); (ii) Orange Capital Master I, Ltd., a Cayman Islands exempted company ("Orange Fund"); and (iii) Daniel Lewis ("Mr. Lewis" and together with Orange Capital and Orange Fund, the "Reporting Persons"). The principal business address of Orange Capital and Mr. Lewis is 1370 Avenue of the Americas, 23rd Floor, New York, New York 10019. The principal business address of Orange Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The principal business of Orange Capital is investment management. The Managing Member of Orange Capital is Mr. Lewis, who is primarily engaged in the business of investment management. The principal business of Orange Fund is to invest in securities. The name, citizenship, principal occupation and business address for each director of Orange Fund is set forth on Appendix A hereto.

None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $61,502,000 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of Orange Fund. The shares of Common Stock reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the shares of Common Stock of the Issuer reported herein for investment purposes because they believed the Common Stock represented an attractive investment opportunity.

CUSIP No. 723456109	SCHEDULE 13D	Page 6 of 10 Pages

The Reporting Persons have had ongoing discussions with the management of the Issuer (the "Management") regarding opportunities to maximize shareholder value. The Reporting Persons recommended that the Issuer consider spinning off the Issuer's owned real estate into a separately traded real estate investment trust ("REIT") and distribute it to shareholders via a tax free spin-off ("PropCo Transaction"). On April 16, 2014, the Reporting Persons sent a letter (the "April 16 Letter") to the Chief Executive Officer of the Issuer, which (i) discusses necessary steps to complete the PropCo Transaction; (ii) provides an analysis that describes why the Reporting Persons believe shareholder value will be maximized as a result thereof and (iii) states that subject to agreement with the Board and other typical conditions for transactions of the type, Orange Capital is willing to be an anchor investor in the PropCo Transaction. The foregoing summary of the April 16 Letter is qualified in its entirety by reference to the full text of the April 16 Letter, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions with Management and the board of directors of the Issuer (the "Board") regarding, among other things, the Issuer’s business, management and strategic alternatives and direction, including but not limited to the Reporting Persons' recommendations described above. The Reporting Persons intend to continue to discuss such matters with the Management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value, including but not limited to changes involving the capital structure, financing and board composition as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or other securities or sell shares of Common Stock or other securities in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,637,983 shares of Common Stock, constituting approximately 4.5% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 59,197,606 shares of Common Stock outstanding as of February 25, 2014, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on March 3, 2014.

CUSIP No. 723456109	SCHEDULE 13D	Page 7 of 10 Pages

Pursuant to certain cash-settled call and put options, the Reporting Persons have economic exposure to approximately 2,700,000 notional shares of Common Stock (in addition to the 2,637,983 shares of Common Stock that are beneficially owned by the Reporting Persons), constituting approximately 4.6% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D. When taking into account such cash-settled call options on 1,350,000 shares of Common Stock, the Reporting Persons have combined voting power and economic exposure in the Issuer of approximately 4.5% and 6.7%, respectively, of the Common Stock. The Reporting Persons disclaim beneficial ownership of the cash-settled call and put options described herein.

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of Orange Capital's role as the investment advisor to Orange Fund, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Between April 10, 2014 and April 15, 2014, Orange Capital purchased call options on 1,350,000 shares of the Issuer's Common Stock from Morgan Stanley & Co. International plc ("Morgan Stanley") with a strike price of $25.00 per share; such call options can only be settled for cash and as such, no beneficial ownership (including voting rights) is conferred. Further, between April 10, 2014 and April 15, 2014, Orange Capital sold put options on 1,350,000 shares of the Issuer's Common Stock to Morgan Stanley with a strike price of $20.00 per share, which can only be settled for cash and as such, if exercised, no beneficial ownership (including voting rights) will be conferred. The put and call options described herein each have an expiration date of September 19, 2014.

Other than the Joint Filing Agreement and the cash-settled call and put options described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Letter to Mr. Sanfilippo, dated April 16, 2014.
2	Joint Filing Agreement, dated April 21, 2014.

CUSIP No. 723456109	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 723456109	SCHEDULE 13D	Page 9 of 10 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director of Orange Fund. There are no executive officers of Orange Fund.

Name	Citizenship	Principal Occupation	Business Address
Russell Hoffman	South Africa	Chief Operating Officer, Orange Capital, LLC	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Philip Cater	New Zealand	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands
Christopher Bowring	United Kingdom	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands

CUSIP No. 723456109	SCHEDULE 13D	Page 10 of 10 Pages

Appendix B

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
04/14/2014	75,126	22.10
04/11/2014	275,000	21.7701
04/11/2014	50,000	21.9967
03/28/2014	127,900	23.1949
03/27/2014	67,000	22.2493
03/26/2014	40,000	22.5756
03/26/2014	80,000	22.7719
03/21/2014	39,000	23.6532
03/20/2014	58,000	24.0167